UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE

                         (Title of Class of Securities)

                                   038196101

                                 (CUSIP Number)

                                 Kevin S. Moore
                Senior Vice President and Chief Financial Officer
                             The Clark Estates, Inc.
                               Thirty-First Floor
                              One Rockefeller Plaza
                            New York, New York 10020
                            Tel. No.: (212) 269-1833

                                 With a copy to:

                             David W. Ambrosia, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1208

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   May 28, 1998

                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                                             SCHEDULE 13D

===============================================================================
CUSIP NO.038196101                                            Page 2 of 9 Pages

============== ================================================================
            1  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     The Clark Estates, Inc.
                     13-5524538

============== ================================================================
            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [  ]
                                                                       (b) [  ]
============== ================================================================
            3  SEC USE ONLY

============== ================================================================
            4  SOURCE  OF FUNDS*

                    Not Applicable
============== ================================================================
             5 CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [  ]
============== ================================================================
             6 CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
---------------------  ---------- =============================================
                               7  SOLE VOTING POWER
  NUMBER OF SHARES
                                  580,000
                       ---------- =============================================
    BENEFICIALLY               8  SHARED VOTING POWER

                                  0
    OWNED BY EACH      ---------- =============================================
                               9  SOLE DISPOSITIVE POWER

  REPORTING PERSON                580,000
                       ---------- =============================================
                               10  SHARED DISPOSITIVE POWER
       WITH
                                   0
============== ================================================================
           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    580,000
============== ================================================================
           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      [  ]
============== ================================================================
           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.28%
============== ================================================================
           14  TYPE OF REPORTING PERSON*

                    CO
============== ================================================================

                                  SCHEDULE 13D


Item 1.    Security and Issuer.

     This Statement relates to shares of Common Stock, $.01 par value (the "Common Stock"), of Applied Extrusion Technologies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3 Centennial Drive, Peabody, Massachusetts 01960.

Item 2.    Identity and Background.

     (a) - (c) This statement is being filed by The Clark Estates, Inc. (the "Reporting Person").

     The Reporting Person is a New York corporation principally engaged in the business of providing management and administrative services for certain institutional, corporate, individual and trust accounts affiliated with the Clark family. The principal business and principal office address of the Reporting Person is One Rockefeller Plaza, New York, New York 10020.

     The name, business address, present principal occupation or employment of each executive officer and director of the Reporting Person (the "Executive Officers and Directors") are set forth in Schedule I hereto, which is incorporated herein by reference.

     (d) - (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Executive Officers and Directors has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the persons listed in this Item 2 or Schedule I hereto is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     All the shares of Company Common Stock owned by the Reporting Person were purchased in open market transactions. As of May 27, 1998, the Reporting Person was the beneficial owner of 510,200 shares of Common Stock. The Reporting Person's further purchases of 69,600 shares of Common Stock are described in
Schedule II hereto, which is incorporated herein by reference. The 580,000 total shares, representing 5.28% of Company Common Stock, were acquired by funds available for investment in certain of the accounts of which the Reporting Person provides management and administrative services.

Item 4.    Purpose of Transaction.

     All of the shares of Common Stock have been acquired for investment purposes. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of Common Stock in open market transactions for investment purposes. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

Item 5.    Interest in Securities of the Issuer.

     (a) The 580,000 shares of Company Common Stock beneficially owned by the Reporting Person constitute 5.28% of the outstanding shares of Company Common Stock (based upon an aggregate of 10,990,659 outstanding shares of Company Common Stock as of May 8, 1998, as reported in the Company's Form 10-Q for the period ended March 31, 1998). (b) The Reporting Person has sole power to vote or to direct the vote of the shares of Company Common Stock referred to in paragraph (a) above and sole power to dispose or to direct the disposition of any such shares. (c) Information with respect to all transactions in the Company Common Stock which were effected by the Reporting Person during the past sixty days are set forth in Schedule II hereto, which is incorporated herein by reference. (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock referred to in paragraph
(a) above. (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Neither the Reporting Person, nor (to the best knowledge of the Reporting Person) any of the Executive Officers and Directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

           None.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 17, 1998
------------------------
Date


/s/ Kevin S. Moore
------------------------
Signature


Senior Vice President and
Chief Financial Officer
The Clark Estates, Inc.
------------------------
Name/Title

                                   SCHEDULE I

                       Executive Officers and Directors of
                             The Clark Estates, Inc.

           Except where otherwise indicated, the business address of each of the following is The Clark Estates, Inc., One Rockefeller Plaza, New York, New York 10020.

                                      Principal Occupation
Name                                  and Name of Business
----                                  --------------------

Edward W. Stack                       President and Director
                                      The Clark Estates, Inc.
                                      Management Services

Jane F. Clark                         Chairman and Director
                                      The Clark Estates, Inc.
                                      Management Services

Kevin S. Moore                        Senior Vice President, Chief
                                      Financial Officer and Director
                                      The Clark Estates, Inc.
                                      Management Services

William T. Burdick                    Secretary
                                      The Clark Estates, Inc.
                                      Management Services

Anne L. Peretz                        Director
                                      The Clark Estates, Inc.
                                      Management Services

Marshall F. Wallach                   Director
                                      The Clark Estates, Inc.
                                      Management Services

                                   SCHEDULE II


                      Transactions in Company Common Stock
                          Effected by Reporting Person
                             During Past Sixty Days


             Date         Transaction       Number of         Per Share
                          Type              Shares Purchased  Sale Price
             ----         -----------       ----------------  ----------
             05-29-98     Market Purchase       2,500           7.18500
             06-01-98     Market Purchase       1,000           7.24570
             06-05-98     Market Purchase      21,300           7.24750